

Mail Stop 3030

January 29, 2016

<u>Via E-mail</u>
Mr. Lothar Maier
Chief Executive Officer
Linear Technology Corporation
1630 McCarthy Boulevard
Milpitas, California 95035

>   **Re: Linear Technology Corporation**
>   **Form 10-K for the Fiscal Year Ended June 28, 2015**
>   **Filed August 19, 2015**
>   **File No. 000-14864**

Dear Mr. Maier:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 28, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 31

1. We note from disclosures on pages 51 and 52 that a significant portion of your income before income taxes is derived from foreign sources and that undistributed earnings held overseas could result in additional U.S. taxable income of $1.0 billion. We also note that at June 28, 2015 you only held cash and cash equivalents of approximately $196 million. In future filings, please revise this discussion to disclose the amount of cash and cash equivalents as well as liquid investments held by foreign subsidiaries at the date of each balance sheet presented and quantify any amounts that would not be available for use in the United States without incurring U.S taxes. Please further provide a discussion of any known trends, demands or uncertainties relating to your liquidity as a result of your

Mr. Lothar Maier
Linear Technology Corporation
January 29, 2016
Page 2

policies of permanently reinvesting earnings outside the United States. Refer to Item 303(a)(1) of Regulation S-K.

Financial Statements and Supplementary Data

Note 10. Income Taxes, page 51

2. We note from disclosures on page 52 that you do not provide a residual U.S. tax on a portion of the undistributed earnings of your Singapore and Malaysian subsidiaries, as it is your intention to permanently invest these earnings overseas. Please tell us and revise future filings to disclose the amount of undistributed earnings related to your foreign subsidiaries as of June 28, 2015 that you consider to be indefinitely reinvested. Refer to the guidance in ASC 740-30-50-2.b.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins at (202) 551-3639, or Jay Webb, Senior Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 with any other questions.

Sincerely,

/s/ Kevin Kuhar

Kevin Kuhar
Accounting Branch Chief
Office of Electronics and Machinery